GREAT-WEST LIFECO INC.



06012240




RELEASE



TSX:GWO

## Great-West Lifeco Inc. Preferred Share Issue

*WINNIPEG, March 30, 2006* – Great-West Lifeco Inc. (Lifeco) has today entered into an agreement with a syndicate of underwriters led by RBC Dominion Securities Inc. under which the underwriters have agreed to buy, on a bought deal basis, 12,000,000, 4.50% Non-Cumulative First Preferred Shares, Series I (the "Preferred Shares") from Lifeco for sale to the public at a price of $25.00 per Preferred Share, representing an aggregate issue amount of $300,000,000. The offering is expected to close on April 12, 2006. The net proceeds will be used for general corporate purposes.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

**GREAT-WEST LIFECO**

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have $177 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

***Not for distribution to U.S. news wire services or dissemination in the United States.***

**For more information contact:**
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

*A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.*

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. These securities may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S to the 1933 Act). See "Plan of Distribution".*

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, General Counsel & Secretary of Great-West Lifeco Inc. at 100 Osborne Street North, Winnipeg, Manitoba R3C 3A5, telephone: (204) 946-1190, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

**Preliminary Short Form Prospectus**

*New Issue* *March 30, 2006*

GREAT-WEST LIFECO INC.

# $300,000,000

# (12,000,000 shares)

## 4.50% Non-Cumulative First Preferred Shares, Series I

The 4.50% Non-Cumulative First Preferred Shares, Series I (the "Series I First Preferred Shares") will be entitled to fixed non-cumulative preferential cash dividends, if, as and when declared by the Board of Directors, at a rate equal to $1.125 per share per annum. The initial dividend, if declared, will be payable June 30, 2006, and will be $0.24349 per share, based upon an anticipated closing date of April 12, 2006. Thereafter, dividends will be payable quarterly on the last day of March, June, September and December in each year at a rate of $0.28125 per share. Certain provisions relating to the Series I First Preferred Shares are summarized under "Details of the Offering".

On and after June 30, 2011, Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation") may, on not less than 30 nor more than 60 days' notice, redeem for cash the Series I First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to June 30, 2012, $25.75 per share if redeemed on or after June 30, 2012 and prior to June 30, 2013, $25.50 per share if redeemed on or after June 30, 2013 and prior to June 30, 2014, $25.25 per share if redeemed on or after June 30, 2014 and prior to June 30, 2015 and $25.00 per share if redeemed on or after June 30, 2015, in each case together with all declared and unpaid dividends to but excluding the date of redemption. See "Details of the Offering".

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc, Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc. and Desjardins Securities Inc. (collectively, the "Underwriters") have agreed to purchase the Series I First Preferred Shares from the Corporation subject to the terms and conditions set forth in the underwriting agreement referred to under "Plan of Distribution" (the "Underwriting Agreement"). In connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Series I First Preferred Shares at a level above that which might otherwise prevail in the open market.

**There is currently no market through which these securities may be sold and purchasers may not be able to resell securities purchased under the short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".**

**The Corporation's head and registered office is located at 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.**

# Price: $25.00 per share to yield 4.50%

| | Price to Public | Underwriters' Fee[1] | Net Proceeds to the Corporation [1][2] |
|---|---|---|---|
| Per Series I First Preferred Share....... | $25.00 | $0.75 | $24.25 |
| Total ................................................ | $300,000,000 | $9,000,000 | $291,000,000 |

(1) The Underwriters' fee is $0.25 for each Series I First Preferred Share sold to certain exempt institutions and $0.75 for all other Series I First Preferred Shares which are sold. The Underwriters' fee set forth in the table assumes that no Series I First Preferred Shares are sold to such institutions.

(2) Before deduction of the expenses of this issue, estimated at $300,000, which together with the Underwriters' fee will be paid from the proceeds of this offering.

**The Underwriters may offer the Series I First Preferred Shares at a price lower than that stated above. See "Plan of Distribution".**

The Underwriters, as principals, conditionally offer the Series I First Preferred Shares subject to prior sale, if, as and when issued by Great-West Lifeco and accepted by them in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Great-West Lifeco by Blake, Cassels & Graydon LLP, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

Closing of this offering is expected to take place on April 12, 2006 or such other date not later than May 12, 2006 as may be agreed upon. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A book-entry only certificate representing the Series I First Preferred Shares distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS"), or its nominee, and will be deposited with CDS on the closing of this offering. A purchaser of the Series I First Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the shares are purchased.

## Table of Contents



## Forward-Looking Information and Non-GAAP Financial Measures

This prospectus and documents incorporated by reference, including comments made regarding Great-West Lifeco's financial outlook for 2006, contain forward-looking statements about Great-West Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Great-West Lifeco action, is also a forward-looking statement. Statements made by Great-West Lifeco in regards to the expected impact of foreign exchange translation rates in 2006 are forward-looking statements. Such statements and other forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Great-West Lifeco, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Great-West Lifeco due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Great-West Lifeco's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Great-West Lifeco has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

This prospectus and documents incorporated by reference may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before adjustments", "net income before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

## Eligibility for Investment

In the opinion of Blake, Cassels & Graydon LLP and Osler, Hoskin & Harcourt LLP, the Series I First Preferred Shares, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

## Great-West Lifeco Inc.

The following chart summarizes Great-West Lifeco's corporate structure as at the date hereof, including its interests in its material subsidiaries. Unless otherwise indicated, all such subsidiaries are incorporated or have been continued under the laws of Canada. Great-West Lifeco beneficially owns, or exercises control or direction over, 100% of the voting securities of each such subsidiary. As at the date of this short form prospectus Great-West Lifeco also owned less than 1% of the non-voting securities of The Great-West Life Assurance Company ("Great-West Life").


Great-West Lifeco Inc.
The Great-West Life Assurance Company
GWL&A Financial Inc. (Delaware)
Canada Life Financial Corporation
London Insurance Group Inc.
Great-West Life Annuity & Insurance Company (Colorado)
The Canada Life Assurance Company
London Life Insurance Company

Great-West Lifeco is a financial services holding company with interests in the life insurance, health insurance, investment and retirement savings and reinsurance businesses, primarily in Canada, the United States and Europe. Its major operating subsidiaries are Great-West Life and London Life Insurance Company ("London Life") in Canada, The Canada Life Assurance Company ("Canada Life") in Canada and in Europe, and Great-West Life & Annuity Insurance Company ("GWL&A") in the United States. Great-West Lifeco and its subsidiaries have approximately $177 billion in assets under administration, and as at December 31, 2005, had approximately 18,500 employees worldwide. Great-West Lifeco currently has no other holdings, and currently carries on no businesses or activities, that are unrelated to its holdings in Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries. However, Great-West Lifeco is not restricted to investing in those companies, and may make other investments in the future.

Great-West Life, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West Life offers effective benefit solutions for large and small employee groups.

GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. Headquartered in Denver, Colorado, GWL&A serves its customers nationwide through a range of healthcare and financial products and services marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

The businesses of Great-West Lifeco are grouped into reportable segments as follows:

*Canada*

The Canadian segment includes the Canadian businesses operated by Great-West Life, London Life and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, Great-West Lifeco provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, Great-West Lifeco provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

*Europe*

The European segment is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Europe. The Insurance and Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, London Reinsurance Group Inc. ("LRG"), a subsidiary of London Life, and their respective subsidiaries. Through the Insurance and Annuities business unit, Canada Life offers a portfolio of protection and wealth management products, with a focus on payout annuities, savings and group insurance in the United Kingdom, and savings and individual protection products in the Isle of Man. The core products offered in Ireland are individual insurance, savings and pension products. The German operation focuses on pension products. Through the Reinsurance business unit, Canada Life and LRG provide a product portfolio consisting of life, annuity and property and casualty reinsurance.

*United States*

The United States segment includes the operations of GWL&A as well as the United States branch operations of Great-West Life and Canada Life. This segment includes two primary business units. Through the Healthcare business unit, GWL&A provides employers in the United States with a comprehensive line of employee benefit products and services, including health plans, flexible spending account administration, dental and vision plans, life insurance benefits, and short and long-term disability coverage. Through the Financial Services business unit, GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans, deferred compensation plans, and corporate 401(k) plans for a variety of markets. It also provides annuity and life insurance products for individuals, families and corporate executives.

*Corporate*

The corporate segment includes various activities not specifically associated with other business units.

As at the date of this short form prospectus, Power Financial Corporation controlled, directly or indirectly, approximately 74.80% of the outstanding common shares of Great-West Lifeco, representing approximately 65% of the voting rights attached to all of the outstanding voting shares of the Corporation.

From time to time, Great-West Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Great-West Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Great-West Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments. If effected, such transactions could be material to Great-West Lifeco in size or scope, and could result in changes in the value of the securities of Great-West Lifeco, including the Series I First Preferred Shares offered hereby.

## Use of Proceeds

The net proceeds from the sale of the Series I First Preferred Shares offered hereunder will amount to approximately $290,700,000 after deducting the Underwriters' fee and estimated expenses of the issue. The Underwriters' fee and the expenses of the issue will be paid out of the proceeds of this offering. The net proceeds of this offering will be used by the Corporation for general corporate purposes.

## Details of the Offering

The authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares.

The First Preferred Shares of the Corporation may be issued in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors of the Corporation designates. The Board of Directors of the Corporation has designated 8,000,000 of the First Preferred Shares as Series D First Preferred Shares, 24,000,000 of the First Preferred Shares as Series E First Preferred Shares, 8,000,000 of the First Preferred Shares as Series F First Preferred Shares, 12,000,000 of the First Preferred Shares as Series G First Preferred Shares and 12,000,000 of the First Preferred Shares as Series H First Preferred Shares, of which as at the date of this short form prospectus 7,978,900 Series D First Preferred Shares, 23,499,915 Series E First Preferred Shares, 7,957,001

Series F First Preferred Shares, 12,000,000 Series G First Preferred Shares and 12,000,000 Series H First Preferred shares are issued and outstanding.

Great-West Lifeco considers the Series I First Preferred Shares to be core capital. If the Corporation determines to redeem the Series I First Preferred Shares in full, it intends to replace the Series I First Preferred Shares with securities ranking pari passu or junior to the Series I First Preferred Shares, issued on or before a day that is not more than three months prior to the date of the redemption of the Series I First Preferred Shares.

The following is a summary of certain provisions of the First Preferred Shares as a class and of the Series I First Preferred Shares.

**Certain Provisions of the First Preferred Shares as a Class**

***Priority***

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and with the Class A Preferred Shares and in priority to the Second Preferred Shares, the Common Shares and any other shares ranking junior to the First Preferred Shares. On such a distribution, the rights of the holders of the First Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the First Preferred Shares.

***Approval by First Preferred Shareholders***

In addition to any shareholder approvals required by applicable law, the approval of the holders of the First Preferred Shares as a class, given in the manner described under "Modification" below, is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the First Preferred Shares as a class.

***Voting Rights***

Subject to the temporary voting rights discussed below, the holders of First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of the Corporation or of its shareholders except as may be specifically provided in the provisions attaching to the First Preferred Shares of such series.

***Modification***

The approval of all deletions from or additions to or variations of the provisions of the First Preferred Shares as a class and any other approval required to be given by the holders of the First Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of First Preferred Shares duly called for that purpose. On any vote held in respect of such a resolution, holders of First Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the *Canada Business Corporations Act* (as from time to time amended, varied or replaced) and the by-laws of the Corporation with respect to meetings of shareholders.

***Temporary Rights and Obligations***

Section 411 of the *Insurance Companies Act* ("ICA") requires that certain insurance companies, including Great-West Life, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons other than a "major shareholder" of the company (or an entity controlled by a major shareholder) (the "Public Voting Requirement"). The ICA provides that a person is a major shareholder of the company where (A) the aggregate of: (i) any voting shares of a class beneficially owned by the person and (ii) any voting shares of a class beneficially owned by entities controlled by the person, exceeds 20% of all the outstanding shares of that class or (B) the aggregate of (i) any non-voting shares of a class beneficially owned by the person and (ii) any non-voting shares of a class beneficially owned by entities controlled by the person, exceeds 30% of all the outstanding shares of that class.

As permitted by the ICA, the Public Voting Requirement applicable to Great-West Life has been satisfied by the Corporation by provisions in the Corporation's articles relating to, among other things, the attachment of voting rights to the First Preferred Shares and constraints on the issue and transfer of the First Preferred Shares. Such provisions currently apply to the First Preferred Shares and will continue to apply until the earlier of the date that: (i) Great-West Life satisfies the Public Voting Requirement in some other manner; (ii) Great-West Life is not required to satisfy the Public Voting Requirement; or (iii) the Board of Directors of the Corporation determines that it is no longer in the best interests of the Corporation to satisfy the Public Voting Requirement, and the Board of Directors has thereafter removed such voting rights (such period of time, the "Temporary Period"). The temporary rights and obligations of the holders of First Preferred Shares during the Temporary Period are set out below.

*Temporary Voting Rights and Restrictions*

Holders of First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of the Corporation during the Temporary Period other than meetings of holders of a class or series of a class of shares at which such holders are entitled to vote separately as a class or series of a class. Each First Preferred Share, from time to time, shall carry that number of votes calculated based on a formula set out in the articles of the Corporation. The formula provides that the number of votes that can be cast by holders of Common Shares and holders of First Preferred Shares, who (i) do not hold a Significant Interest, for the purposes of the ICA, in the Common Shares as a class or in the First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Common Shares as a class or in the First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of the Corporation. There are restrictions on the voting rights attached to First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where First Preferred Shares are held by a person who has a Significant Interest in the First Preferred Shares as a class, or an entity controlled by such person owns any First Preferred Shares, the voting rights attached to the First Preferred Shares of such person or entity may not be exercised.

*Temporary Constraint on Issue and Transfer*

During the Temporary Period, First Preferred Shares may neither be issued, nor registered in the securities register of the Corporation as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the First Preferred Shares as a class.

*Declaration of Shareholder*

To facilitate the monitoring of compliance with the constraints on the issue, transfer and voting rights of the First Preferred Shares, the Board of Directors of the Corporation may, in certain circumstances, require any holder of First Preferred Shares to furnish a declaration as to matters relevant, in the opinion of the Board of Directors, to determine compliance with such share constraints.

**Certain Provisions of the Series I First Preferred Shares**

*Dividends*

The holders of the Series I First Preferred Shares will be entitled to receive quarterly non-cumulative preferential cash dividends, if, as and when declared by the Board of Directors, on the last day of March, June, September and December in each year at a rate equal to $0.28125 per share. The initial dividend, if declared, will be payable on June 30, 2006 and will be $0.24349 per share, assuming a closing date of April 12, 2006.

If the Board of Directors of Great-West Lifeco does not declare any dividend or part thereof on the Series I First Preferred Shares on or before the dividend payment date for a particular quarter, then the right of the holders of the Series I First Preferred Shares to such dividend or part thereof for such quarter will be extinguished.

*Redemption by the Corporation*

The Series I First Preferred Shares will not be redeemable prior to June 30, 2011. Subject to the provisions of any shares of the Corporation ranking prior to or pari passu with the Series I First Preferred Shares, and to the provisions described under "Restrictions on Dividends on and Retirement of Other Shares", the Corporation may redeem on or after June 30, 2011 all, or from time to time any, of the then outstanding Series I First Preferred Shares. Such redemption may be made upon payment in cash of the amount of $26.00 per share if redeemed prior to June 30, 2012, $25.75 per share if redeemed on or after June 30, 2012 and prior to June 30, 2013,

$25.50 per share if redeemed on or after June 30, 2013 and prior to June 30, 2014, $25.25 per share if redeemed on or after June 30, 2014 and prior to June 30, 2015, and $25.00 per share if redeemed on or after June 30, 2015, in each case together with an amount equal to all declared and unpaid dividends thereon to but excluding the date of redemption. The Corporation shall provide not less than 30 nor more than 60 days' notice of such redemption to each holder of Series I First Preferred Shares to be redeemed. If less than all of the outstanding Series I First Preferred Shares are at any time to be redeemed, the shares to be redeemed will be selected by lot or pro rata (disregarding fractions) or in such manner as the Corporation may determine.

***Purchase for Cancellation***

Subject to the provisions described under "Restrictions on Dividends on and Retirement of Other Shares", and subject to the provisions of any shares of the Corporation ranking prior to or pari passu with the First Preferred Shares, the Corporation may at any time, or from time to time, purchase for cancellation all or any part of the Series I First Preferred Shares at the lowest price or prices at which such shares are obtainable in the opinion of the Board of Directors of the Corporation.

***Restrictions on Dividends on and Retirement of Other Shares***

So long as any of the Series I First Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series I First Preferred Shares given as described under "Modification of Series" below:

(i) declare or pay any dividend (other than stock dividends in shares ranking junior to the Series I First Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series I First Preferred Shares;

(ii) except out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series I First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of the Common Shares or other shares of the Corporation ranking junior to the Series I First Preferred Shares;

(iii) redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Series I First Preferred Shares;

(iv) except pursuant to any purchase obligation, sinking fund, retraction privilege or redemption provisions attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking pari passu with the Series I First Preferred Shares; or

(v) except pursuant to any purchase obligation, sinking fund, retraction privilege or redemption provisions attaching thereto or out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series I First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking in priority to the Series I First Preferred Shares;

unless all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends were payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series I First Preferred Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series I First Preferred Shares shall have been declared and paid or monies set aside for payment thereof.

***Voting Rights***

During the Temporary Period, the holders of the Series I First Preferred Shares are entitled to receive notice of and to attend and to vote at any meeting of the shareholders of the Corporation in accordance with the rights of holders of First Preferred Shares as a class and do not have any additional rights in such respect by holding Series I First Preferred Shares. Upon the termination of the Temporary Period as described under "Details of the Offering — Certain Provisions of the First Preferred Shares as a Class — Temporary Rights and Obligations", the holders of the Series I First Preferred Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Corporation unless and until the Corporation shall have failed to declare and pay the whole amount of a quarterly dividend on the Series I First Preferred Shares. In that event, until such time as the Corporation pays the whole amount of a quarterly dividend on the Series I First Preferred Shares, the holders of such shares will be

entitled to receive notice of and to attend meetings of the shareholders of the Corporation at which directors are to be elected and will be entitled to vote for the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have a similar right. On any such vote, holders of Series I First Preferred Shares will be entitled to one vote per share, provided that if the shares of any other series of First Preferred Shares have a retraction, redemption or issue price less than the redemption price of the Series I First Preferred Shares, the number of votes per Series I First Preferred Share will be adjusted pro rata.

***Rights on Liquidation***

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series I First Preferred Shares, the holders of the Series I First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series I First Preferred Share plus declared and unpaid dividends up to and including the date of distribution before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of Common Shares or of shares of any other class of the Corporation ranking junior to the Series I First Preferred Shares. After payment to the holders of the Series I First Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

***Modification of Series***

Approval of variations to the provisions of the Series I First Preferred Shares as a series and any other authorization required to be given by the holders of such shares may be given by a resolution passed by an affirmative vote of not less than two-thirds of the votes cast at a general meeting of the holders of Series I First Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding shares of such series are present in person or represented by duly qualified proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series I First Preferred Shares then present in person or represented by proxy will form the necessary quorum. On any vote held in respect of such a resolution, holders of Series I First Preferred Shares will be entitled to one vote per share.

***Tax Election***

The provisions of the Series I First Preferred Shares as a series require the Corporation to make an election in prescribed form pursuant to the provisions of subsection 191.2(1) of the *Income Tax Act* (Canada), and within the time limits provided therein, for purposes of determining the tax payable under Part VI.1 of such Act with respect to the Series I First Preferred Shares. See "Certain Canadian Federal Income Tax Considerations".

***Replacement Securities***

Great-West Lifeco has an existing trust indenture (the "Trust Indenture") for the issuance of 6.67% debentures of the Corporation due March 31, 2033 in the principal amount of $400,000,000. By a First Supplemental Indenture, Great-West Lifeco and the trustee have amended the Trust Indenture to provide for an additional event of default, pursuant to which Great-West Lifeco will be deemed to be in default under the Trust Indenture if Great-West Lifeco redeems any of its Preferred Stock (defined to include the Series F, Series G and Series H First Preferred Shares, and any other class of preferred shares so designated by the Corporation; upon their issuance, the Series I First Preferred Shares will be included in "Preferred Stock"), except where the redemption price of such Preferred Stock is equal to or less than the net proceeds received from new issuances of certain specified securities, namely common shares of the Corporation or other securities of the Corporation with the following characteristics: (i) on liquidation or dissolution of the Corporation, the securities rank *pari passu* with or junior to the redeemed Preferred Stock; (ii) the securities are perpetual, with no prepayment obligation on the part of the Corporation; and (iii) dividends or other distributions on the securities are non-cumulative. The net proceeds from such issuances must have been received by Great-West Lifeco within three months prior to the redemption of the Preferred Stock.

## Plan of Distribution

Pursuant to the Underwriting Agreement dated March 30, 2006 between the Corporation and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc, Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc. and Desjardins Securities Inc., the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and to the terms and conditions contained therein, on April 12, 2006 or such other date not later than May 12, 2006 as may be agreed upon by the parties, all but not

less than all of the 12,000,000 Series I First Preferred Shares at an aggregate price of $300,000,000 payable in cash to the Corporation against delivery.

In consideration for their services in connection with this offering, the Corporation has agreed to pay the Underwriters a fee equal to $0.25 per Series I First Preferred Share sold to certain exempt institutions and $0.75 per share with respect to all other sales of Series I First Preferred Shares. Assuming that no Series I First Preferred Shares are sold to such institutions, the Underwriters' fee will be $9,000,000. All fees payable to the Underwriters will be paid on account of services rendered in connection with the issue and will be paid out of the proceeds of this offering.

The Underwriting Agreement provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events or if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriters be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation. The Underwriters are, however, obligated to take up and pay for all the Series I First Preferred Shares if any Series I First Preferred Shares are purchased under the Underwriting Agreement.

The Underwriters may not, throughout the period of distribution, bid for or purchase the Series I First Preferred Shares. The foregoing restriction is subject to certain exemptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Series I First Preferred Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable stock exchanges relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Series I First Preferred Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriting Agreement provides that without the prior written consent of RBC Dominion Securities Inc., the Corporation will not sell or announce its intention to sell, nor will the Corporation authorize or issue, or announce its intention to authorize or issue, any preferred shares or securities convertible or exchangeable for or into preferred shares other than the Series I First Preferred Shares during the period commencing on the date of this short form prospectus and ending 60 days after closing of the offering.

The Series I First Preferred Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and, subject to certain exemptions, may not be offered or sold within the United States or to U.S. persons. The distribution of this short form prospectus and the offering and sale of the Series I First Preferred Shares are also subject to certain restrictions under the laws of certain jurisdictions outside of Canada. Each Underwriter has agreed that it will not offer for sale or sell or deliver the Series I First Preferred Shares in any such jurisdiction except in accordance with the laws thereof.

The Underwriters propose to offer the Series I First Preferred Shares initially at the offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Series I First Preferred Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Series I First Preferred Shares is less than the price paid by the Underwriters to the Corporation.

## Earnings Coverage Ratios

Great-West Lifeco's dividend requirements on all of its preferred shares, after giving effect to the issue of the Series I First Preferred Shares and adjusted to a before-tax equivalent using an effective income tax rate of 24.1% amounted to $147.5 million for the 12 months ended December 31, 2005. Great-West Lifeco's interest requirements for the 12 months then ended amount to $145.2 million.

Great-West Lifeco's earnings before interest and income tax for the 12 months ended December 31, 2005 were $2,562.6 million, which is 8.8 times Great-West Lifeco's dividend and interest requirements for that period.

## Ratings

The Series I First Preferred Shares have been given a preliminary rating of Pfd-1 (low)n with a Stable trend by Dominion Bond Rating Service Limited ("DBRS"). Pfd-1 (low)n is the third highest of sixteen ratings used by DBRS for preferred shares. Preferred shares with a Pfd-1 (low)n rating are of superior credit quality and are supported by entities with strong earnings and balance sheet characteristics.

The Series I First Preferred Shares have been given preliminary ratings of P-1 (low) Canadian national scale and A- Global scale preferred stock rating by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("S&P"). A P-1 (low) rating is the third highest of eighteen ratings used by S&P in its Canadian national preferred share rating scale. Correspondingly, an A- rating is the fifth highest of twenty ratings used by S&P in its Global preferred share rating scale. A preferred share rating of A- indicates that the obligor's capacity to meet its financial commitment on the obligation is still strong, but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than higher rated categories.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A security rating or a stability rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

## Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser of Series I First Preferred Shares pursuant to this short form prospectus (a "Holder") who, for purposes of the *Income Tax Act* (Canada) (the "Act") and at all relevant times, is, or is deemed to be, resident in Canada, deals at arm's length with the Corporation and the Underwriters, holds such Series I First Preferred Shares as capital property, is not a "financial institution" as defined by section 142.2 of the Act or a "specified financial institution" as defined in the Act and is not affiliated with the Corporation. Certain holders whose Series I First Preferred Shares might not otherwise be capital property may in certain circumstances be entitled to have the Series I First Preferred Shares and all other "Canadian securities" treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Act. Purchasers who do not hold their Series I First Preferred Shares as capital property, financial institutions and specified financial institutions should consult their own tax advisors with respect to their own particular circumstances.

**This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.**

This summary is based upon the current provisions of the Act, the regulations thereunder, all specific proposals to amend the Act and such regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and counsel's understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") made publicly available prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all.

### Dividends

Dividends (including deemed dividends) received on the Series I First Preferred Shares by an individual will be included in the individual's income and will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. On November 23, 2005, the then Minister of Finance announced a proposal to enhance the dividend gross-up and tax credit available for eligible dividends paid after 2005 to eligible shareholders. There can be no assurance that the new federal government, which was elected on January 23, 2006, will seek enactment of the proposal.

Dividends (including deemed dividends) received on Series I First Preferred Shares by a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

The Series I First Preferred Shares are "taxable preferred shares" as defined in the Act. The terms of the Series I First Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Act so that Holders will not be subject to tax under Part IV.1 of the Act on dividends received (or deemed to be received) on the Series I First Preferred Shares.

A "private corporation", as defined in the Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Act on dividends received (or deemed to be received) on the Series I First Preferred Shares to the extent such dividends are deductible in computing its taxable income.

**Dispositions**

A Holder who disposes of or is deemed to dispose of Series I First Preferred Shares (including on a redemption) will generally realize a capital gain (or sustain a capital loss) to the extent that the Holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Holder. The amount of any deemed dividend arising on the redemption or acquisition by the Corporation of Series I First Preferred Shares will generally not be included in computing the Holder's proceeds of disposition for purposes of computing the capital gain or loss arising on a disposition of such Series I First Preferred Shares (see "Redemption"). If the Holder is a corporation, any capital loss arising on a disposition of a Series I First Preferred Share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the Series I First Preferred Share. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Generally, one-half of any capital gain will be included in computing the Holder's income as a taxable capital gain, and one-half of any capital loss may be deducted from the Holder's taxable capital gains in accordance with the rules in the Act.

Corporations that are "Canadian-controlled private corporations" as defined in the Act may be subject to an additional refundable tax of 6⅔% on their "aggregate investment income" (which is defined in the Act to include an amount in respect of taxable capital gains but not dividends or deemed dividends deductible in computing taxable income).

**Redemption**

If the Corporation redeems Series I First Preferred Shares, or otherwise acquires or cancels Series I First Preferred Shares (other than by a purchase in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital of such shares at such time as computed for purposes of the Act. Generally, the excess of the amount paid over the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate Holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

## Documents Incorporated by Reference

The following documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Annual Information Form of the Corporation dated March 23, 2006, including documents incorporated by reference therein;

(b) the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2005 and the report of the auditors thereon and the related Management's Discussion and Analysis dated February 16, 2006; and

(c) the Management Proxy Circular dated March 2, 2006 with respect to the annual meeting of shareholders of the Corporation to be held on May 4, 2006.

All documents of the Corporation of the type referred to above, other than confidential material change reports, and any press releases, all as filed by the Corporation with the provincial and territorial securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this short form prospectus.

**Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec).** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, General Counsel and Secretary of Great-West Lifeco at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, telephone (204) 946-1190. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice-President, General Counsel and Secretary of Great-West Lifeco at the above-mentioned address and telephone number. Copies may also be obtained through the Internet at www.sedar.com.

**Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.**

## Risk Factors

Investors should consider carefully before purchasing Series I First Preferred Shares the following risks in conjunction with the other information in this prospectus and the documents incorporated by reference herein, in particular the disclosure under the headings "Risk Factors" and "Dividends" in the Corporation's Annual Information Form dated March 23, 2006 including documents incorporated by reference therein.

### Holding Company Structure

As a holding company, Great-West Lifeco's ability to pay dividends and other operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries and its ability to raise additional capital. The likelihood that holders of Series I First Preferred Shares will receive the payments owing to them in connection with the Series I First Preferred Shares will be dependent upon the financial position and creditworthiness of Great-West Life, GWL&A, London Life and Canada Life. In the event of the bankruptcy, liquidation or reorganization of any of these subsidiaries, policy liabilities of these subsidiaries will be completely provided for before any assets of such subsidiaries are made available for distribution to Great-West Lifeco; in addition, the other creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to Great-West Lifeco except to the extent that Great-West Lifeco is recognized as a creditor of the relevant subsidiaries. The payment of dividends and interest by the principal subsidiaries is also subject to restrictions set forth in the insurance, securities and corporate laws and regulations (including OSFI's staged intervention powers) which require that solvency and capital standards be maintained by Great-West Life, GWL&A, London Life and Canada Life. The principal subsidiaries have no obligation, contingent or otherwise, to pay amounts due to holders of securities of Great-West Lifeco.

### Insurance, Investment, Market and Operational Risk

The businesses conducted by Great-West Lifeco's principal subsidiaries are subject to risks including competition from other businesses, dependence on key personnel, claims risk, persistency (policy termination) risk, reliance on information technology systems, investment related risk, reinsurance risk and underwriting experience of morbidity, mortality and catastrophic risk.

### Regulatory Risk

The businesses of certain of Great-West Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. These regulations are primarily intended to protect policyholders and beneficiaries, not shareholders. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Great-West Lifeco.

**General Economic Conditions**

Unfavourable economic conditions may materially adversely affect the businesses of Great-West Lifeco's principal subsidiaries and, in turn, may materially adversely affect Great-West Lifeco and its financial condition.

**Series I First Preferred Shares**

The value of Series I First Preferred Shares will be affected by the general creditworthiness of Great-West Lifeco. Great-West Lifeco's Management's Discussion and Analysis for the year ended December 31, 2005 is incorporated by reference in this short form prospectus. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on Great-West Lifeco's business, financial condition or results of operations. See also the discussion under "Earnings Coverage Ratios", which is relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series I First Preferred Shares.

The market value of the Series I First Preferred Shares, as with other preferred shares, is primarily affected by changes (actual or anticipated) in prevailing interest rates and in the credit rating assigned to such shares. Real or anticipated changes in credit ratings on the Series I First Preferred Shares may also affect the cost at which Great-West Lifeco can transact or obtain funding, and thereby affect its liquidity, business, financial condition or results of operations. Assuming all other factors remain unchanged, the market value of the Series I First Preferred Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline.

The Series I First Preferred Shares rank equally with other First Preferred Shares of Great-West Lifeco in the event of an insolvency or winding-up of Great-West Lifeco. If Great-West Lifeco becomes insolvent or is wound-up, Great-West Lifeco's assets must be used to pay debt, including subordinated debt, before payments may be made on Series I First Preferred Shares and other preferred shares.

The Series I First Preferred Shares are non-cumulative and dividends are payable at the discretion of the Board of Directors of Great-West Lifeco. See "Details of the Offering" and "Earnings Coverage Ratios", which are relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series I First Preferred Shares.

Stock market volatility may affect the market price of the Series I First Preferred Shares for reasons unrelated to Great-West Lifeco's performance.

There can be no assurance that an active trading market will develop for the Series I First Preferred Shares after the offering, or if developed, that such a market will be sustained at the offering price of the Series I First Preferred Shares.

## Book-Based System

Registration of interests in and transfers of the Series I First Preferred Shares will only be made through the book-based system administered by CDS. On or about the Closing Date, the Corporation will deliver to CDS a certificate evidencing the aggregate number of Series I First Preferred Shares subscribed for under this offering. Series I First Preferred Shares must be purchased, transferred and surrendered for redemption through a participant in CDS (a "CDS Participant"). All rights of an owner of Series I First Preferred Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds Series I First Preferred Shares. Upon a purchase of any Series I First Preferred Shares, the owner will receive only the customary confirmation. References in this short form prospectus to a holder of Series I First Preferred Shares mean, unless the context otherwise requires, the owner of the beneficial interest in such shares.

The ability of a beneficial owner of Series I First Preferred Shares to pledge such shares or otherwise take action with respect to such owner's interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of the Series I First Preferred Shares through the book-based system, in which event certificates for Series I First Preferred Shares in fully registered form will be issued to the beneficial owners of such shares or their nominees.

## Experts and Auditors

Certain legal matters in connection with this offering will be passed upon by Blake, Cassels & Graydon LLP for the Corporation and by Osler, Hoskin & Harcourt LLP for the Underwriters. As of the date of this short form prospectus, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Osler, Hoskin & Harcourt LLP as a group, owned beneficially, directly or indirectly, less than one percent of any class of securities of the Corporation or any associated party or affiliate of the Corporation.

Deloitte & Touche LLP is the external auditor of Great-West Lifeco who prepared the Auditors' Report to Shareholders on the consolidated balance sheets as at December 31, 2005 and 2004 and the summaries of consolidated operations, the consolidated statements of surplus and cash flows for the years then ended. To the knowledge of Great-West Lifeco, Deloitte & Touche LLP is independent in accordance with the rules of professional conduct applicable to it under the Institute of Chartered Accountants of Manitoba.

## Registrar and Transfer Agent

The registrar and transfer agent for the Series I First Preferred Shares will be Computershare Investor Services Inc. or its agent at its principal office in the city of Toronto.

## Purchasers' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

## Certificate of Corporation

Dated: March 30, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) RAYMOND L. MCFEETORS
President and Chief Executive Officer

(signed) WILLIAM W. LOVATT
Vice-President, Finance, Canada
as Chief Financial Officer

On behalf of the Board of Directors

(signed) J.W. BURNS
Director

(signed) G.S. ASPER
Director

## Certificate of Underwriters

Dated: March 30, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces and territories of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

**RBC DOMINION SECURITIES INC.**

(signed) BARRY NOWOSELSKI

| **BMO NESBITT BURNS INC.** | **SCOTIA CAPITAL INC.** |
|---|---|
| (signed) BRADLEY J. HARDIE | (signed) DAVID SKURKA |

| **CIBC WORLD MARKETS INC.** | **TD SECURITIES INC.** |
|---|---|
| (signed) DONALD A. FOX | (signed) DAVID BEATTIE |

**NATIONAL BANK FINANCIAL INC.**

(signed) JAY LEWIS

| **HSBC SECURITIES (CANADA) INC.** | **MERRILL LYNCH CANADA INC.** |
|---|---|
| (signed) CATHERINE J. CODE | (signed) M. MARIANNE HARRIS |

**DESJARDINS SECURITIES INC.**

(signed) THOMAS L. JARMAI

•

**_Auditors' Consent_**

**Great-West Lifeco Inc.**

We have read the short form prospectus of Great-West Lifeco Inc. ("Lifeco") dated March 30, 2006 relating to the issue and sale of 4.50% Non-Cumulative First Preferred Shares, Series I (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Lifeco on the consolidated balance sheets as at December 31, 2005 and 2004 and the summaries of consolidated operations, the consolidated statements of surplus and the consolidated statements of cash flows for the years then ended. Our report is dated February 16, 2006.

(signed) •

Winnipeg, Canada
•